UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2012

Commission File Number: 000-53826

PLASTEC TECHNOLOGIES, LTD.

(Translation of registrant’s name into English)

Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Amendment to Escrow Agreement

As previously reported, in December 2010, Plastec Technologies, Ltd. (the “Company”) completed the business combination contemplated by that certain Amended and Restated Agreement and Plan of Reorganization (the “Merger Agreement”), dated as of September 13, 2010 and amended on December 9, 2010, among the Company, GSME Acquisition Partners I Sub Limited, Plastec International Holdings Limited (“Plastec”) and each of Sun Yip Industrial Company Limited, Tiger Power Industries Limited, Expert Rank Limited, Fine Colour Limited, Cathay Plastic Limited, Greatest Sino Holdings Limited, Colourful Asia International Limited and Top Universe Management Limited (collectively, the “Plastec Shareholders”).

In connection with the consummation of the transaction, the parties agreed that if the Company’s trust fund contained less than $30 million after taking into account certain payments provided in the Merger Agreement, a portion of the ordinary shares and warrants held by the Company’s founders would be held in escrow subject to repurchase and cancellation by the Company in the event the Company’s founders, on behalf of the Company, did not raise a certain amount of additional funds by December 16, 2011. This arrangement was entered into by the Company’s founders to induce the Plastec Shareholders to consummate the transactions contemplated by the Merger Agreement if less cash remained available to the Company for Plastec’s operations after the transaction. To effectuate the foregoing, the Company entered into an amendment (“Escrow Amendment”) to the Stock Escrow Agreement, dated as of November 19, 2009, originally entered into in connection with the Company’s initial public offering.

The Plastec Shareholders have agreed to give the Company’s founders until March 16, 2012 to raise the additional funds as provided in the Escrow Amendment. The Plastec Shareholders agreed to this extension due to current market conditions that have made raising capital difficult. Accordingly, the extension will give the Company’s founders additional time to attempt to raise capital for the Company. To effectuate this amendment, the Company entered into a second amendment (“Second Escrow Amendment”) to the Stock Escrow Agreement.

The foregoing summary of the Second Escrow Amendment is qualified in its entirety by reference to the text of the Second Escrow Amendment which is attached as an exhibit hereto and is incorporated herein by reference.

Exhibits

Exhibit Description

2.1	Amendment No. 2 to Stock Escrow Agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 14, 2012

PLASTEC TECHNOLOGIES, LTD. By: /s/ Kin Sun Sze-To Name: Kin Sun Sze-To Title: Chief Executive Officer